EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	July 20, 2007 at 7.00 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso found not guilty of anticompetitive conduct in the USA

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that On 13 December 2006 the US Antitrust authorities announced that Stora Enso North America Corp. had been indicted for its alleged anticompetitive conduct in connection with the sale of coated magazine paper in the USA in 2002 and 2003.

On Thursday 19 July 2007, following a jury trial in the US Federal District Court in Hartford, Connecticut, the jury found Stora Enso not guilty of the charges.

For further information, please contact:

Per Lyrvall, Legal Counsel, tel. +46 70 580 3534

Kari Vainio, Executive Vice President, Corporate Communications, tel. +44 77 9934 8197

Carl Wartman, Legal Counsel, tel +17 15 42 23 578

Previous press releases concerning issues with the competition authorities in the USA are available at www.storaenso.com/press:

-	14 December 2006: Stora Enso is charged with alleged anticompetitive conduct in the USA

-	25 May 2004: Competition authorities investigate Stora Enso premises (updated)

-	10 June 2004: Stora Enso takes action to respond to the competition authority investigations

The Department of Justice press release is available on the Antitrust Division website at www.usdoj.gov/atr.

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel